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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Intraware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46118M 10 3

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118M 10 3

1	NAMES OF REPORTING PERSONS: Peter H. Jackson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC Use Only

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,911,881 shares *

	6	SHARED VOTING POWER None

	7	SOLE DISPOSITIVE POWER 872,081 **

	8	SHARED DISPOSITIVE POWER 3,039,800 ***

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,851 shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 3,136,950 shares held directly by Mr. Jackson, of which 3,039,800 are subject to a pledge, as discussed in Item 6 below.  Also includes 764,581 shares issuable upon exercise of stock options exercisable within 60 days of February 14, 2003. Also includes 2,100 shares held as custodian and 75 shares held as guardian by Mr. Jackson for Drew Jackson, 1,800 shares held as custodian and 200 shares held as guardian by Mr. Jackson for Connor Jackson, 3,000 shares held as custodian and 75 shares held as guardian by Mr. Jackson for Lindsey Jackson, and 2,700 shares held as custodian and 400 shares held as guardian by Mr. Jackson for Brett Jackson. Mr. Jackson is Intraware’s President and Chief Executive Officer and a member of the Board of Directors.

** Includes the shares described in row 5 above less the 3,039,800 shares subject to the pledge described in Item 6 below.

*** These shares are subject to a pledge as described in Item 6 below.

Item 1(a) Name of Issuer:

Intraware, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

25 Orinda Way, Orinda CA  94563

Item 2(a) Name of Person Filing:

Peter H. Jackson.

Item 2(b) Address of Principal Business Office or, if none, Residence:

c/o Intraware, Inc.

25 Orinda Way, Orinda, CA 94563

Item 2(c) Citizenship:

United States of America.

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

46118M 10 3

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)                      ☐    Broker or Dealer registered under Section 15 of the Act

(b)                     ☐    Bank as defined in section 3(a) (6) of the Act

(c)                      ☐    Insurance Company as defined in section 3(a) (19) of the Act

(d)                     ☐    Investment Company registered under section 8 of the Investment Company Act

(e)                      ☐    Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)*

(f)                        ☐    An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)                     ☐    Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h)                     ☐    A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)                         ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)                         ☐    Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.  Ownership

(a)           Amount beneficially owned:              3,911,881 *

(b)           Percent of Class:  7.5%

(c)           Number of shares as to which the person has:

                (i)            Sole power to vote or to direct the vote:          3,911,881 *

                (ii)           Shared power to vote or to direct the vote:     0

                (iii)          Sole power to dispose or to direct the disposition of:   872,081 **

                (iv)          Shared power to dispose or to direct the disposition of:              3,039,800 ***

* Includes 3,136,950 shares held directly by Mr. Jackson, of which 3,039,800 are subject to a pledge, as discussed in Item 6 below.  Also includes 764,581 shares issuable upon exercise of stock options exercisable within 60 days of February 14, 2003. Also includes 2,100 shares held as custodian and 75 shares held as guardian by Mr. Jackson for Drew Jackson, 1,800 shares held as custodian and 200 shares held as guardian by Mr. Jackson for Connor Jackson, 3,000 shares held as custodian and 75 shares held as guardian by Mr. Jackson for Lindsey Jackson, and 2,700 shares held as custodian and 400 shares held as guardian by Mr. Jackson for Brett Jackson. Mr. Jackson is Intraware’s President and Chief Executive Officer and a member of the Board of Directors.

** Includes the shares described in Item 4(a) above less the 3,039,800 shares subject to the pledge described in Item 6 below.

*** These shares are subject to a pledge as described in Item 6 below.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Pursuant to an agreement between Mr. Jackson and Robertson Stephens, Inc. (“RSI”), Mr. Jackson has pledged 3,039,800 shares of Intraware, Inc. common stock as collateral to secure a non-recourse loan from RSI to Mr. Jackson.  As of February 14, 2003, the balance due on the loan was $3,369,592.  Under the agreement RSI or its successor-in-interest may now, in its discretion, sell as many of the pledged shares as is necessary to satisfy the remaining balance due on the loan.  Should any pledged shares remain after satisfaction of the loan, such shares are to be returned to Mr. Jackson as promptly as practicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003

                                                                                                                            PETER H. JACKSON

                                       /s/ Peter H. Jackson

                Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).